
03025299

Valspar

1101 South Third Street, Minneapolis, MN 55415
P.O. Box 1461, Minneapolis, MN 55440
612.332.7371
Fax: 612.375.7723

June 27, 2003

PROCESSED
JUL 01 2003
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
187
SECTION

Securities and Exchange Commission
Branch of Filings and reports
450 Fifth Street N. W.
Washington D. C. 20549

Re. Valspar (Commission File 1-3011)
11- K filings of Employee Benefit Plans
December 31, 2002

To whom it may concern:

In accordance with the Securities and Exchange Commission requirements, we are filing Form 11-K for the following benefit Plans of the Valspar Corporation (Commission file number 1-3011):

- The Valspar Corporation 401(K) Employee Stock ownership for hourly Employees.
- The Valspar Corporation 401(K) Employee Stock Ownership for Salaried Employees.
- The Valspar Profit Sharing Retirement Plan.

As also required by the S.E.C. we are attaching for every Plan, Audited Statements of financial condition for the latest two fiscal years of the Plans and Audited Statements of income and changes in equity for each of the Plans.

If there are any questions please feel free to contact me at (612) 375-7735.
Thanks in advance for your time and attention in processing these filings.

Best Regards!

Joe Baraibar

Corporate Reporting Manager
The Valspar Corporation

OMB APPROVAL	
OMB Number:	3235-0082
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


RECEIVED
JUN 30 2003
PROCESSING SECTION
WASH. D.C.
187

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL INSTRUCTIONS

A. *Rule as to Use of Form 11-K.*

This Form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This Form also shall be used for transition reports filed pursuant to Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to Section 13(a) or 15(d) of the Exchange Act. However, attention is directed to Rule 15d-21 (§240.15d-21), which provides that in certain cases the information required by this Form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this Form shall be filed within 90 days after the end of the fiscal year of the plan, *provided that* plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B. *Application of General Rules and Regulations.*

(a) The General Rules and Regulations under the Exchange Act contain requirements applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this Form.

(b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 (§240.12b-2) should be especially noted. See also Regulation 15D.

(c) Four complete copies of each report on this Form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C. *Preparation of Report.*

This Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (§240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 (§240.12b-13).

D. *Incorporation of Information in Report to Employees.*

Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this Form, provided such financial statements substantially meet the requirements of this Form and provided that such document is filed as an exhibit to this report on Form 11K.

E. *Electronic Filers.*

(a) Reports on this Form may be filed either in paper or in electronic format, at the filer's option. *See* Rule 101(b)(3) of Regulation S-T (§232.101(b)(3) of this chapter).

(b) Financial Data Schedules are not required to be submitted in connection with annual reports on this form. *See* Item 601(c)(1) of Regulations S-K and S-B (§229.601(c)(1) and §228.601(c)(1), respectively).

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31 2001 to December 31 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ____________ to ____________

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar 401(k) Employee Stock Ownership for Hourly Employees
The Valspar 401(k) Employee Stock Ownership for Salaried Employees

Date June 27, 2003

Deborah D. Weiss
(Signature) *
Deborah D. Weiss
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing official under the signature.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C ss.1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Valspar Corporation 401(k) Employee Stock Ownership Plan for Hourly Employees, The Valspar Corporation 401(k) Employee Stock Ownership Plan for Salaried Employees and the Valspar Profit Sharing Retirement Plan on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deborah D. Weiss, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S. C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plans.

Date: June 27, 2003

By: Deborah D. Weiss
Deborah D. Weiss
Chair of Benefits Administrative
Committee of The Valspar Corporation

This written statement is being furnished to (but not filed with) the Securities and Exchange Commission as an exhibit to Form 11-K.

McGladrey & Pullen
Certified Public Accountants

The Valspar Profit Sharing Retirement Plan
Financial Report
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
187
SECTION

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee
The Valspar Profit Sharing Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of The Valspar Profit Sharing Retirement Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Valspar Profit Sharing Retirement Plan for the year ended December 31, 2001, were audited by other auditors, whose report, dated June 27, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Minneapolis, Minnesota
June 25, 2003

THE VALSPAR PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001
Investments (Note 3):		
Interest in The Valspar Corporation Master Trust	$ 197,002,946	$ 169,979,253
Receivables:		
Employer contributions	11,395,030	4,355,545
Net assets available for benefits	$ 208,397,976	$ 174,334,798

See Notes to Financial Statements.

THE VALSPAR PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Employer contributions (Note 1)	$ 13,380,880	$ 4,355,545
Employee contributions (Note 1)	4,675,171	4,081,669
Transfer from related plan (Note 4)	60,001,075	-
Interest in investment income (loss) of The Valspar Corporation Master Trust (Note 3)	(24,460,816)	(1,035,436)
	53,596,310	7,401,778
Deductions from net assets attributed to distributions to participants	19,533,132	19,205,964
Net increase (decrease)	34,063,178	(11,804,186)
Net assets available for benefits at beginning of year	174,334,798	186,138,984
Net assets available for benefits at end of year	$ 208,397,976	$ 174,334,798

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Valspar Corporation Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for substantially all employees who are not participants in a defined benefit retirement plan sponsored by the Company. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee), to be the trustee of the Plan.

Eligibility: Under the Plan, employees must be employed by the Company for 12 consecutive months, complete a minimum of 1,000 hours of service during the year, and be employed by the Company on the last day of the plan year to share in the Company's contribution to the Plan.

Contributions: The Company (the Plan Sponsor) annually determines the amount of the employer contribution. Certain employees are eligible for the cash option of the Plan. The cash option allows participants to choose to receive 4 percent of their compensation as a cash payment or to defer this amount as an employee contribution into the Plan. The employer can also make a discretionary contribution between 0 percent and 6 percent of a participant's compensation. For the years ended December 31, 2002 and 2001, the employer made a 6 percent and 3 percent discretionary contribution, respectively. For the plan year ended December 31, 2002, new participants from the Lilly Industries acquisition received a 3.5 percent discretionary employer contribution. Highly compensated and certain other employees are ineligible for the cash option and receive the guaranteed 4 percent of compensation along with their year-end discretionary contribution. All assets of the Plan are to be held for the exclusive benefit of the participants or their beneficiaries.

Vesting: Employee contributions vest immediately, and company contributions vest only after three years of service (except for instances when participants attain the normal retirement age; are terminated (i) at or after reaching age 60, (ii) on account of disability or (iii) on account of elimination of the participant's job; or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants less than 100 percent vested reduce the Company's contribution in the year of forfeiture. Total forfeitures were $512,098 and $273,304 in the years ended December 31, 2002 and 2001, respectively.

Participant accounts: Each participant's account is credited with the guaranteed 4% of their compensation they elect to defer into the plan, the Company's additional discretionary contribution, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and on account balance, as defined.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or, if 100 percent vested, in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Note 1. Description of the Plan (Continued)

Loans: The Plan was amended in 1999 to accept a transfer of assets from the qualified plan maintained by Plasti-Kote and Dexter, Inc., and the Plan is considered the obligee under the terms of certain promissory notes granted to plan participants by the Plasti-Kote and Dexter, Inc. plans. Effective January 1, 2002, the Lilly Industries, Inc. 401(k) Plan and the Farboil, Inc. 401(k) Profit Sharing Plan merged into the Plan, and the Plan is considered the obligee under the terms of certain promissory notes granted to the plan participants by the Lilly Industries and Farboil, Inc. plans. Participants shall be obligated to continue to make payments as and when they become due under the terms of the promissory notes. Rollover contributions into the Plan are also eligible for loans. Interest rates range from 5.25 percent to 10 percent for the year ended December 31, 2002, and from 5.75 percent to 10 percent for the year ended December 31, 2001. Principal and interest are paid ratably through biweekly payroll deductions over the terms of the notes which expire through 2005. The loan balance at December 31, 2002 and 2001, is $1,730,285 and $82,081, respectively. These loans are part of the Plan's interest in The Valspar Corporation Master Trust (the Master Trust).

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of reporting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by Fidelity Management Trust Company (Fidelity) (the trustee), which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on August 30, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan had been amended following the receipt of the determination letter. The Plan sponsor will take all action necessary, if any, to maintain the Plan's qualified status.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 3. Investments

All assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plans.

Until May 1, 2000, Wells Fargo served as trustee of the Master Trust. During this time, participants in the Plan had their choice of four investment options: the Principal Protection Fund, Peregrine Positive Return Fund, Equity Fund and The Valspar Corporation common stock. The McWhorter Technologies, Inc. (McWhorter) common stock was not available as a current investment option (see Note 5). Participants were able to change their investment options quarterly and could allocate their account balance among one or more of the investment options in increments of 5 percent.

On May 1, 2000, the assets of the Master Trust were transferred to Fidelity, serving as the current trustee. Additional investment options were added, and participants in the Plan can choose among several investment options: the Fidelity Diversified International Fund, the Fidelity U.S. Equity Index Pool, the Fidelity Managed Income Fund II, the Peregrine Positive Return Fund, the Wells Fargo Small Company Growth Fund I, the Alliance Growth Fund and the Valspar Stock Fund. During 2001, the Plan added two more investment options: Fidelity Managed Income Portfolio II, which replaced the Fidelity Managed Income Fund II, and Putnam International Growth Fund A. During 2002, Fidelity added one more investment option: Dodge & Cox Stock Fund. The Peregrine Positive Return Fund is managed by Peregrine Capital Management and is held in a subtrust at Wells Fargo as a component of the Master Trust. The Alliance Growth Fund is managed by Alliance Capital and is also held in a subtrust at Wells Fargo as a component of the Master Trust. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 50.7 percent and 50.4 percent on December 31, 2002 and 2001, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

THE VALSPAR PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments (Continued)

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	Years Ended December 13	
	2002	2001
Fidelity Diversified International Fund	$ -	$ 1,725,648
Fidelity U.S. Equity Index Pool	31,822,019	21,759,981
Peregrine Positive Return Fund	14,120,495	12,509,906
Wells Fargo Small Company Growth Fund I	20,470,350	22,337,054
Alliance Growth Fund	32,531,302	47,449,667
Putnam International Growth Fund	5,222,587	124,097
Fidelity Managed Income Portfolio II	57,050,517	29,668,484
Valspar Stock Fund	219,392,850	198,136,266
Dodge & Cox Stock Fund	2,507,004	-
Loan Fund	5,525,608	3,467,346
Total Master Trust	$ 388,642,732	$ 337,178,449

The net investment fund income of the Master Trust is as follows:

	Years Ended December 31	
	2002	2001
Interest	$ 2,992,688	$ 1,794,294
Dividends	786,300	614,452
Net appreciation (depreciation) in fair value of investments	(9,412,744)	26,050,378
	$ (5,633,756)	$ 28,459,124

Note 4. Transactions With Parties-in-Interest

Fees paid until May 1, 2000, for trustee, record-keeping and other services rendered by parties-in-interest were paid directly by the Company. Effective May 1, 2000, the Company continued to pay all record-keeping and trustee fees, but investment management fees were withheld from the performance return of each investment fund. Origination fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2002 and 2001, the Master Trust purchased 387,032 and 270,841 shares of common stock of the Company at a cost of $16,040,540 and $8,939,905, respectively. Dividends on common stock of the Company received by the Master Trust totaled $2,785,463 and $2,778,957 in the years ended December 31, 2002 and 2001, respectively.

Effective January 1, 2002, the Lilly Industries, Inc. 401(k) Plan and the Farboil, Inc. 401(k) Profit Sharing Plan merged into the Plan.

Note 5. McWhorter Technologies, Inc. Transaction

On April 29, 1994, the company stockholders of record as of April 15, 1994 (including plan participants with a portion of their account balance invested in company stock as of that date) received a stock dividend of one share of McWhorter common stock for every two shares of the Company's common stock held.

Until May 1, 2000, the common stock of McWhorter was not a current investment option of the Plan, and plan participants were not allowed to increase the allocation of their account balance to McWhorter common stock. Participants were allowed to make a one-time election, at any time before May 1, 2000, to liquidate all of their shares of McWhorter common stock. Proceeds from liquidation were reinvested in the participants' accounts based on their existing election options.

In July 2000, the remaining common stock of McWhorter was liquidated following the sale of McWhorter. Proceeds from the liquidation were reinvested in the Valspar Stock Fund.

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees Financial Report December 31, 2002


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
187
SECTION

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees for the year ended December 31, 2001, were audited by other auditors, whose report, dated June 27, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2003

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001
Investments (Note 3):		
Interest in The Valspar Corporation Master Trust	$ 143,997,311	$ 127,274,242
Receivables:		
Employer contributions	1,049,229	-
Net assets available for benefits	$ 145,046,540	$ 127,274,242

See Notes to Financial Statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Employee contributions	$ 10,975,139	$ 7,825,881
Employer contributions	4,679,737	3,276,550
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	13,114,260	22,476,306
	28,769,136	33,578,737
Deductions from net assets attributed to:		
Distributions to participants	8,539,784	18,933,246
Other	14,029	6,648
	8,553,813	18,939,894
Net increase	20,215,323	14,638,843
Transfer from (to) The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees	(2,443,025)	59,002
Net assets available for benefits at beginning of year	127,274,242	112,576,397
Net assets available for benefits at end of year	$ 145,046,540	$ 127,274,242

See Notes to Financial Statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of the employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. The performance match for the years ended December 31, 2002 and 2001 were an additional 40% and 0%, respectively.

Vesting: Employee contributions vest immediately, and company contributions vest only after three years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $60,041 and $66,630 in the years ended December 31, 2002 and 2001, respectively.

Investment options: Until May 1, 2000, contributions were to be primarily invested in common stock of the Company. Cash dividends earned on plan shares were paid out to the plan participants. The common stock of McWhorter was not a current investment option of the Plan (see Note 5). Only participants who had attained age 55 and had 10 years of participation in the Plan were able to diversify a portion of their interest into investments other than common stock of the Company.

Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. Holdings of the company stock within the Plan at May 1, 2000, were frozen, and participants had the option to diversify these holdings upon attaining age 55 and completing 10 years of participation in the Plan. As of July 15, 2002, employees have the ability to diversify all employee contributions, including pre-2000. Employees can also have full diversification of Company matching contribution at age 50.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contribution, the Company's additional discretionary contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and on account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by the Master Trust totaled $2,785,463 and $2,778,957 in the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $703,780 and $613,544, on the master trust level, respectively.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Principal and interest are paid through after-tax payroll deductions. The loan balance at December 31, 2002 and 2001, is $2,003,344 and $1,779,922, respectively. The loans are part of the Plan's interest in The Valspar Corporation Master Trust (the Master Trust).

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of reporting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by Fidelity Management Trust Company (Fidelity) (the trustee), which holds the various investments. The trustees value securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date.

Benefits paid to participants in shares of The Valspar Corporation (the Company) or in shares of McWhorter Technologies, Inc. (McWhorter) are valued at fair value at the date paid. Participants may no longer receive distributions of McWhorter common stock pursuant to the change in trustee on May 1, 2000 (see Note 3).

Note 2. Significant Accounting Policies (Continued)

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on January 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended following receipt of the determination letter. The plan sponsor will take all action necessary, if any, to maintain the Plan's qualified status.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the Provisions of ERISA. In the event of termination, all participants become fully vested in their accounts.

Note 3. Investments

All assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Until May 1, 2000, Wells Fargo served as trustee of the Master Trust. During this time, participants in the Plan were able to invest in the Company's common stock. McWhorter common stock was not available as an investment option (see Note 5). The Principal Protection Fund, Positive Return Fund and Equity Fund were available for diversification purposes only to plan participants who had attained age 55 and completed 10 years of participation in the Plan. These participants then were able to change their investment options quarterly and could allocate their account balance among one or more of the investment options in increments of 5 percent.

On May 1, 2000, the assets of the Master Trust were transferred to Fidelity, serving as the current trustee. Additional investment options were added, and participants in the Plan can choose among several investment options: the Fidelity U.S. Equity Index Pool, the Fidelity Managed Income Fund II, the Peregrine Positive Return Fund, the Wells Fargo Small Company Growth Fund I, the Alliance Growth Fund and the Valspar Stock Fund. During 2001, the Plan added two more investment options: Fidelity Managed Income Portfolio II, which replaced the Fidelity Managed Income Fund II, and Putnam International Growth Fund A. During 2002, Fidelity added one more investment option: Dodge & Cox Stock Fund. The Peregrine Positive Return Fund is managed by Peregrine Capital Management and is held in a subtrust at Wells Fargo as a component of the Master Trust. The Alliance Growth Fund is managed by Alliance Capital and is also held in a subtrust at Wells Fargo as a component of the Master Trust. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 12.3 percent and 11.8 percent on December 31, 2002 and 2001, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

Note 3. Investments (Continued)

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	Years Ended December 31	
	2002	2001
Fidelity Diversified International Fund	$ -	$ 1,725,648
Fidelity U.S. Equity Index Pool	31,822,019	21,759,981
Peregrine Positive Return Fund	14,120,495	12,509,906
Wells Fargo Small Company Growth Fund I	20,470,350	22,337,054
Alliance Growth Fund	32,531,302	47,449,667
Putnam International Growth Fund	5,222,587	124,097
Fidelity Managed Income Portfolio II	57,050,517	29,668,484
Valspar Stock Fund	219,392,850	198,136,266
Dodge & Cox Stock Fund	2,507,004	-
Loan Fund	5,525,608	3,467,346
Total Master Trust	$ 388,642,732	$ 337,178,449

The net investment income (loss) of the Master Trust is as follows:

	Years Ended December 31	
	2002	2001
Interest	$ 2,992,688	$ 1,794,294
Dividends	786,300	614,452
Net appreciation (depreciation) in fair value of investments	(9,412,744)	26,050,378
	$ (5,633,756)	$ 28,459,124

Note 4. Transactions With Parties-in-Interest

Fees paid until May 1, 2000, for trustee, record-keeping and other services rendered by parties-in-interest were paid directly by the Company. Effective May 1, 2000, the Company continued to pay all record-keeping and trustee fees, but investment management fees were withheld from the performance return of each investment fund. Origination fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2002 and 2001, the Master Trust purchased 387,032 and 270,841 shares of common stock of the Company at a cost of $16,040,540 and $8,939,905, respectively. Dividends on common stock of the Company received by the Master Trust totaled $2,785,463 and $2,278,957 in the years ended December 31, 2002 and 2001, respectively. These transactions are exempt party-in-interest transactions.

Note 5. McWhorter Technologies, Inc. Transaction

On April 29, 1994, the Company's stockholders of record as of April 15, 1994 (including plan participants with a portion of their account balance invested in the Company's common stock as of that date) received a stock dividend of one share of McWhorter common stock for every two shares of the Company's common stock held.

Until May 1, 2000, the common stock of McWhorter was not a current investment option of the Plan, and plan participants were not allowed to increase the allocation of their account balance to McWhorter common stock. Participants were allowed to make a one-time election, at any time before May 1, 2000, to liquidate all of their shares of McWhorter common stock. Proceeds from liquidation were reinvested in the participants' accounts based on their existing election options.

In July 2000, the remaining common stock of McWhorter was liquidated following the sale of McWhorter. Proceeds from the liquidation were reinvested in the Valspar Stock Fund.

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees Financial Report December 31, 2002


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C. 187 SECTION

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership
Plan for Salaried Employees
Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees as of December 31, 2001, were audited by other auditors, whose report dated June 27, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2003

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001
Investments (Note 3):		
Interest in The Valspar Corporation Master Trust	**$ 47,642,476**	$ 39,924,953
Receivable:		
Employer contributions	**313,288**	-
Net assets available for benefits	**$ 47,955,764**	$ 39,924,953

See Notes to Financial Statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Employee contributions	$ 3,612,642	$ 2,591,286
Employer contributions	1,614,716	1,071,740
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	5,712,800	7,028,828
	10,940,158	10,691,854
Deductions from net assets attributed to:		
Distributions to participants	5,338,703	2,500,571
Other	13,669	10,143
	5,352,372	2,510,714
Net increase	5,587,786	8,181,140
Transfer from (to) The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees	2,443,025	(59,002)
Net assets available for benefits at beginning of year	39,924,953	31,802,815
Net assets available for benefits at end of year	$ 47,955,764	$ 39,924,953

See Notes to Financial Statements.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all salaried employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of the employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. The performance match for the years ended December 31, 2002 and 2001, were 40% and 0% respectively.

Vesting: Employee contributions vest immediately, and company contributions vest only after three years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $409,086 and $128,379 in the years ended December 31, 2002 and 2001, respectively.

Investment options: Until May 1, 2000, contributions were to be primarily invested in common stock of the Company. Cash dividends earned on plan shares were paid out to the plan participants. The common stock of McWhorter was not a current investment option of the Plan (see Note 5). Only participants who had attained age 55 and had 10 years of participation in the Plan were able to diversify a portion of their interest into investments other than common stock of the Company.

Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. Holdings of the company stock within the Plan at May 1, 2000, were frozen, and participants had the option to diversify these holdings upon attaining age 55 and completing 10 years of participation in the Plan. As of July 15, 2002, employees have the ability to diversify all employee contributions, including pre-2000. Employees can also have full diversification of Company matching contribution at age 50.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contribution, the Company's additional discretionary contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and on account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by the Master Trust totaled $2,785,463 and $2,778,957 in the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $703,780 and $613,544 on the master trust level, respectively.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Principal and interest are paid through after-tax payroll deductions. The loan balance at December 31, 2002 and 2001, is $1,791,979 and $1,605,343, respectively. The loans are part of the Plan's interest in The Valspar Corporation Master Trust (the Master Trust).

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of reporting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by Fidelity Management Trust Company (Fidelity) (the trustee), which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date.

Benefits paid to participants in shares of The Valspar Corporation (the Company) or in shares of McWhorter Technologies, Inc. (McWhorter) are valued at fair value at the date paid. Participants may no longer receive distributions of McWhorter common stock pursuant to the change in trustee on May 1, 2000 (see Note 3).

Note 2. Significant Accounting Policies (Continued)

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on August 30, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended following receipt of the determination letter. The plan sponsor will take all action necessary, if any, to maintain the Plan's qualified status.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the Provisions of ERISA. In the event of termination, all participants become fully vested in their accounts.

Note 3. Investments

All assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan.

Until May 1, 2000, Wells Fargo served as trustee of the Master Trust. During this time, participants in the Plan were able to invest in the Company's common stock. McWhorter common stock was not available as an investment option (see Note 5). The Principal Protection Fund, Positive Return Fund and Equity Fund were available for diversification purposes only to plan participants who had attained age 55 and completed 10 years of participation in the Plan. These participants then were able to change their investment options quarterly and could allocate their account balance among one or more of the investment options in increments of 5 percent.

On May 1, 2000, the assets of the Master Trust were transferred to Fidelity, serving as the current trustee. Additional investment options were added, and participants in the Plan can choose among several investment options: the Fidelity U.S. Equity Index Pool, the Fidelity Managed Income Fund II, the Peregrine Positive Return Fund, the Wells Fargo Small Company Growth Fund I, the Alliance Growth Fund and the Valspar Stock Fund. During 2001, the Plan added two more investment options: Fidelity Managed Income Portfolio II, which replaced the Fidelity Managed Income Fund II, and Putnam International Growth Fund A. During 2002, Fidelity added one more investment option: Dodge & Cox Stock Fund. The Peregrine Positive Return Fund is managed by Peregrine Capital Management and is held in a subtrust at Wells Fargo as a component of the Master Trust. The Alliance Growth Fund is managed by Alliance Capital and is also held in a subtrust at Wells Fargo as a component of the Master Trust. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 37.1 percent and 37.7 percent on December 31, 2002 and 2001, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

THE VALSPAR 401(k) EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments (Continued)

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	Years Ended December 31	
	2002	2001
Fidelity Diversified International Fund	$ -	$ 1,725,648
Fidelity U.S. Equity Index Pool	31,822,019	21,759,981
Peregrine Positive Return Fund	14,120,495	12,509,906
Wells Fargo Small Company Growth Fund I	20,470,350	22,337,054
Alliance Growth Fund	32,531,302	47,449,667
Putnam International Growth Fund	5,222,587	124,097
Fidelity Managed Income Portfolio II	57,050,517	29,668,484
Valspar Stock Fund	219,392,850	198,136,266
Dodge & Cox Stock Fund	2,507,004	-
Loan Fund	5,525,608	3,467,346
Total Master Trust	$ 388,642,732	$ 337,178,449

The net investment income (loss) of the Master Trust is as follows:

	Years Ended December 31	
	2002	2001
Interest	$ 2,992,688	$ 1,794,294
Dividends	786,300	614,452
Net appreciation (depreciation) in fair value of investments	(9,412,744)	26,050,378
	$ (5,633,756)	$ 28,459,124

Note 4. Transactions With Parties-in-Interest

Fees paid until May 1, 2000, for trustee, record-keeping and other services rendered by parties-in-interest were paid directly by the Company. Effective May 1, 2000, the Company continued to pay all record-keeping and trustee fees, but investment management fees were withheld from the performance return of each investment fund. Origination fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2002 and 2001, the Master Trust purchased 387,032 and 270,841 shares of common stock of the Company at a cost of $16,040,540 and $8,939,905, respectively. Dividends on common stock of the Company received by the Master Trust totaled $2,785,463 and $2,778,957 in the years ended December 31, 2002 and 2001, respectively. These transactions are exempt party-in-interest transactions.

Note 5. McWhorter Technologies, Inc. Transaction

On April 29, 1994, the Company's stockholders of record as of April 15, 1994 (including plan participants with a portion of their account balance invested in the Company's common stock as of that date) received a stock dividend of one share of McWhorter common stock for every two shares of the Company's common stock held.

Until May 1, 2000, the common stock of McWhorter was not a current investment option of the Plan, and plan participants were not allowed to increase the allocation of their account balance to McWhorter common stock. Participants were allowed to make a one-time election, at any time before May 1, 2000, to liquidate all of their shares of McWhorter common stock. Proceeds from liquidation were reinvested in the participants' accounts based on their existing election options.

In July 2000, the remaining common stock of McWhorter was liquidated following the sale of McWhorter. Proceeds from the liquidation were reinvested in the Valspar Stock Fund.